Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                 January 8, 2013

VIA EDGAR

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Lion Consulting Group, Inc.
         Amendment No. 6 to Registration Statement on Form S-1
         Filed November 29, 2012
         File No. 333-181624

Dear Mr. Kluck:

     Pursuant to the staff's comment letter dated January 7, 2013, we respectfully submit this letter on behalf of our client, Lion Consulting Group, Inc., a Delaware corporation (the "Company").

     Amendment No. 6 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on January 8, 2013.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 5 to the Form S-1.

EXHIBIT 23.2 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1. PLEASE UPDATE THE AUDITORS' CONSENT PRIOR TO THE EFFECTIVENESS OF YOUR REGISTRATION STATEMENT.

Company response: The Company's independent public accounting firm has updated its consent, attached as Exhibit 23.2. The Company's legal counsel has also updated its legal opinion, attached as Exhibit 23.1.

Please contact the undersigned with any questions or comments.

                                     Very truly yours,


                                     /s/ Thomas E. Puzzo
                                     -------------------------------
                                     Thomas E. Puzzo